Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

July 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention:	Edwin Kim, Staff Attorney
Melissa Kindelan, Senior Staff Accountant

Re:	Hanryu Holdings, Inc.
Amendment No. 12 to Registration Statement on Form S-1
Filed July 7, 2023
File No. 333-269419

Dear Mr. Edwin Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated July 11, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 12 to Registration Statement on Form S-1 filed July 7, 2023 (the “S-1”)

Capitalization, page 53

1.	Please revise the table at the bottom of page 53 with regard to the net proceeds assuming the underwriters over-allotment to ensure such table foots properly. In this regard, it appears that the total should be $7,982,128.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page 53.

Dilution, page 55

2.	Please provide the calculations that support your disclosure of pro forma net tangible book value after the offering of $3.1 million and net tangible book value assuming underwriter's over-allotment of $8.0 million, or revise your disclosures as necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page 55.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 326-0243.

Very truly yours,

/s/ Chang Hyuk Kang
Chang Hyuk Kang
cc: Matthew Ogurick	Chief Executive Officer